FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              30 April 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  3rd Quarter Cash Flow Report




     This report is prepared and lodged in accordance with ASX listing rule requirements.


Rule 4.7B

                                  Appendix 4C


                                Quarterly report

                             for entities admitted

                          on the basis of commitments


Introduced 31/3/2000.



Name of entity
VIROTEC INTERNATIONAL LTD

ACN or ARBN                   Quarter ended ("current quarter")
-------------------           ------------------
004 801 398                   31 MARCH 2003
-------------------           ------------------


Consolidated statement of cash flows

                                                ------------       ------------
                                                Current            Year to date
                                                quarter            (9 Months)
Cash flows related to operating activities      $A'000             $A'000
                                                 ------------       ------------

 1.1   Receipts from customers                          396                914
       -----------------------                   ------------       ------------

 1.2   Payments for    (a)  staff costs                (452)             (1264)
       (b)  advertising and marketing                   (47)              (199)
       (c)  research and development                   (705)             (2121)
       (d)  leased assets                                 -                  -
       (e)  other working capital                      (615)             (1882)
 1.3   Dividends received                                 -                  -
 1.4   Interest and other items of a similar            105                368
       nature received
 1.5   Interest and other costs of finance                -                  -
       paid
 1.6   Income taxes paid                                  -                  -
 1.7   Other (mining lease maintenance)                 (45)              (183)
 ----- -----------------------                   ------------       ------------
                                                      (1363)             (4367)
       Net operating cash flows
 ----- -----------------------                   ------------       ------------


  -----              ----------------------- ------------           ------------
                                             Current             Year to date
                                             quarter             (9 months)
                                             $A'000              $A'000
  -----              ----------------------- ------------        ------------
  1.8   Net operating cash flows (carried           (1363)               (4367)
        forward)

        Cash flows related to investing
        activities
  1.9   Payment for acquisition of:
        (a)  businesses (item 5)                        -                    -
        (b)  equity investments                         -                    -
        intellectual property                           -                    -
        physical non-current assets                   (13)                (196)
        other non-current assets                        -                    -
 1.10   Proceeds from disposal of:                      -                    -
        (a) businesses (item 5)                         -                    -
        (b) equity investments                          -                    -
        intellectual property                           -                    -
        physical non-current assets                     -                   61
        other non-current assets                        -                    -
 1.11   Loans to other entities                         -                    -
 1.12   Loans repaid by other entities                  -                    -
 1.13   Other (provide details if material)             -                    -
                                               ------------         ------------
                                                      (13)                (135)
        Net investing cash flows
                                               ------------         ------------
 1.14   Total operating and investing cash          (1376)               (4502)
        flows                                  ------------         ------------

        Cash flows related to financing
        activities
 1.15   Proceeds from issues of shares,                 -                    -
        options, etc.
 1.16   Proceeds from sale of forfeited                 -                    -
        shares
 1.17   Proceeds from borrowings                        -                    -
 1.18   Repayment of borrowings                         -                    -
 1.19   Dividends paid                                  -                    -
                                               ------------         ------------
 1.20   Other                                           -                    -
                                               ------------         ------------
        Net financing cash flows                        -                    -
                                               ------------         ------------

        Net increase (decrease) in cash             (1376)               (4502)
        held

 1.21   Cash at beginning of quarter/year to         8771                11897
        date
 1.22   Exchange rate adjustments to item               -                    -
        1.20                                   ------------         ------------
 1.23   Cash at end of quarter                       7395                 7395
  ----- -----------------------                ------------         ------------



Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

                                                                 -------------
                                                                 Current
                                                                 quarter
                                                                 $A'000
                                                                 -------------
                                                                   -------------

 1.24   Aggregate amount of payments to the parties included in            195
 ------ item 1.2                                                   -------------
        --------------------------------

 1.25   Aggregate amount of loans to the parties included in                 -
        item 1.11                                                  -------------
        --------------------------------

 1.26   Explanation necessary for an understanding of the transactions
        -------------------------------------------
        Directors fees:  $32,160
        Consultancy fees:  $162,823
                                     -------------------------------------------


Non-cash financing and investing activities

 2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
       --------------------------------------------

       nil

                                    --------------------------------------------

 2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
       --------------------------------------------

       nil

                                    --------------------------------------------


Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

                                        -------------         -------------
                                        Amount available      Amount used
                                        $A'000                $A'000
                                        -------------         -------------
   3.1   Loan facilities                                  -                  -
   -----        -----------------------         -------------      -------------
   3.2   Credit standby arrangements                      -                  -
   -----        -----------------------         -------------      -------------



Reconciliation of cash

-------------------------                           ------------  -------------
Reconciliation of cash at the end of the quarter    Current       Previous
(as shown in the consolidated statement of cash     quarter       quarter
flows) to the related items in the accounts is as
follows.
                                                    $A'000        $A'000
                          ------------------------- ------------  -------------
                                                                   -------------
 4.1   Cash on hand and at bank                             245            180
                                                     ------------  -------------
 4.2   Deposits at call                                    7150           8650
                                                     ------------  -------------
 4.3   Bank overdraft                                                        -
                                                     ------------  -------------
 4.4   Other (provide details)                                               -
 ----- ----------------------                        ------------  -------------
       Total: cash at end of quarter (item 1.22)           7395           8830
 ----- ----------------------                        ------------  -------------


Acquisitions and disposals of business entities

                                          -----------------  ------------------
                                          Acquisitions       Disposals
                                          (Item 1.9(a))      (Item 1.10(a))
                                          -----------------  ------------------
                                                              ------------------
 5.1   Name of entity                                    -                   -
                                           -----------------  ------------------
 5.2   Place of incorporation or                         -                   -
       registration                        -----------------  ------------------
 5.3   Consideration for                                 -                   -
       acquisition or disposal
                                           -----------------  ------------------
 5.4   Total net assets                                  -                   -
                                           -----------------  ------------------
 5.5   Nature of business                                -                   -
                                           -----------------  ------------------


Compliance statement


1     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.


2     This statement does give a true and fair view of the matters disclosed.





Sign here:         ...................         Date:     30 April 2003
                   (Company secretary)

Print name:         ANGUS CRAIG



Notes


1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.


2. The definitions in, and provisions of, AASB 1026: Statement of Cash
Flows apply to this report except for the paragraphs of the Standard set out below.


.. 6.2       - reconciliation of cash flows arising from
              operating activities to

              operating profit or loss

.. 9.2       - itemised disclosure relating to
              acquisitions

.. 9.4       - itemised disclosure relating to disposals

.. 12.1(a) - policy for classification of cash items

.. 12.3     - disclosure of restrictions on use of cash

.. 13.1     - comparative information


3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     30 April 2003